EXHIBIT 99.1

Risks Factors Related to Our Industry and Our Company

Changes in federal laws and regulations relating to education loans, particularly legislation affecting federally guaranteed consolidation loans, could materially adversely affect our results of operations.

          The Higher Education Act of 1965 must be reauthorized by Congress every five years and the FFEL Program is periodically amended. The United States Congress is currently considering reauthorization of the Act, which is scheduled to expire September 30, 2005. Changes in the Higher Education Act made in the two most recent reauthorizations have resulted in reductions in education loan yields paid to lenders, increased fees paid by lenders and a decreased level of federal guarantee. Federally guaranteed consolidation loans made up 94.9% of our loan originations for the year ended December 31, 2003 and 89.6% of our loan portfolio as of September 30, 2004, and efforts underway to pass legislation that affects federal consolidation loans would have a significant impact on us. Among the key changes that may be considered in the reauthorization debate that could have a negative effect on our business is:

•	Eliminating fixed-rate consolidation loans and requiring that all consolidation loans be made at a variable rate. If consolidation loans are required to be made at a variable rate rather than a fixed rate, as virtually all consolidation loans are currently made, it could reduce the amount of income we can earn on the loans we originate in the future and reduce the demand for consolidation loans. A bill recently introduced by the Chair of the House Committee on Education and the Workforce contains this provision.

               This legislative change, if enacted, could materially reduce our loan originations and earnings.

               In addition, legislation has been introduced proposing a number of initiatives aimed at supporting the William D. Ford Federal Direct Loan Program, which we refer to as the FDL Program or FDLP. Under the FDL Program, the U.S. Department of Education, or DOE, makes loans directly to student borrowers through the educational institutions they attend. If legislation promoting the FDL Program to the detriment of the FFEL Program were to be enacted, it could materially reduce our loan originations and earnings.

               Further amendments, the nature of which we cannot currently anticipate, could also affect our business and our results of operations. Moreover, there can be no assurance that the provisions of the Higher Education Act will be reauthorized next year. While Congress has consistently extended the effective date of the Higher Education Act, it may elect not to reauthorize the DOE’s ability to provide interest subsidies and federal guarantees for student loans. Such a failure to reauthorize would reduce the number of federally guaranteed student loans available for us to originate in the future and could materially reduce our results of operations.

Changes in the interpretations of the Higher Education Act issued by the U.S. Department of Education could negatively impact our loan originations.

          The U.S. Department of Education oversees and implements the Higher Education Act and periodically issues regulations and interpretations of that Act. Changes in such regulations and interpretations could negatively impact our business.

          Currently, if only one lender holds all of a student’s FFELP loans, then another lender cannot consolidate the loans away from the current holder unless the current holder refuses, or does not offer, to consolidate the loans for the borrower. This regulation is referred to as the single holder rule. Historically, we did not believe the single holder rule limited the ability of a borrower to consolidate FFELP loans held by a single lender with FDLP loans. However, the U.S. Department of Education issued a letter on April 29, 2004 that limited the ability of borrowers having FFELP loans that are held by a single lender and FDLP loans to obtain a FFELP consolidation loan with any lender other than the lender holding all of the borrower’s FFELP loans. This new ruling was scheduled to go into effect in September 2004. However, on August 26, 2004, the U.S. Department of Education issued a letter stating the new ruling would not go into effect until September 2005.

          In addition, we marketed and offered FFELP consolidation loans to borrowers seeking to refinance only their FDLP consolidation loans. However, in June 2004, the U.S. Department of Education’s servicers for the FDL Program informed us and, we believe, other FFELP loan originators that FFELP loans which refinance only FDLP consolidation loans would no longer be permitted. On August 26, 2004, the U.S. Department of Education issued a letter indicating this type of consolidation would be permitted unless reauthorization of the Higher Education Act were to change it.

Significantly decreased demand for consolidation loans would materially reduce our revenue.

          A combination of increased consumer awareness, rising education debt volume and historically low interest rates available to borrowers in the last three years has increased the number of borrowers seeking to consolidate their variable-rate education loans into one loan. For the year ended December 31, 2003 and for the nine months ended September 30, 2004, 94.9% and 89.6%, respectively, of our loan originations were consolidation loans. One of the advantages of consolidation loans is that borrowers are able to fix the interest rate on their variable rate student loans at the then existing rate. If rates rise, students may have less incentive to consolidate their loans at a fixed rate. Demand for consolidation loans could also decrease in the future as a result of a decrease in the pool of potential borrowers eligible to consolidate their loans. The DOE projects that FFELP consolidation loan volume will decrease from $35.3 billion in federal fiscal year 2003 to an estimated $25.9 billion in federal fiscal year 2004 and to $22.3 billion in federal fiscal year 2005. A significant portion of the borrowers eligible to consolidate their loans have loans held by one lender and, as a result of the single holder rule discussed in the prior risk factor, those loans are not available for consolidation by other lenders unless the original lender does not offer or refuses to consolidate those loans. Demand for consolidation loans could also decrease as a result of regulatory changes or if any of the legislative proposals described above are enacted. A significant decrease in demand for consolidation loans would have a material adverse effect upon our revenue, particularly our fees on loan sales.

We must comply with governmental regulations relating to our FFELP loans and guaranty agency rules and our business and results of operations could be materially adversely affected if we fail to meet these requirements.

          Our principal business is comprised of originating, holding and servicing education loans made and guaranteed pursuant to the FFEL Program. Most significant aspects of our lines of business are governed by the Higher Education Act. We must also meet various requirements of the guaranty agencies, which are private not-for-profit organizations or state agencies that have entered into federal reinsurance contracts with the DOE, in order to maintain the federal guarantee on our FFELP loans. These requirements establish origination and servicing requirements and procedural guidelines and specify school and borrower eligibility criteria. The federal guarantee of FFELP loans is conditioned on compliance with origination, servicing and collection standards set by the DOE and guaranty agencies. FFELP loans that are not originated, disbursed or serviced in accordance with DOE regulations risk loss of their guarantee, in full or in part.

          Our failure to comply with the regulatory regimes described above may arise from:

•	breaches of our internal control system, such as a failure to adjust manual or automated servicing functions following a change in regulatory requirements;

•	unintentional employee errors, such as inputting erroneous data or failure to adhere to established company processes;

•	technological defects, such as a malfunction in or destruction of our computer systems;

•	fraud by third parties who refer loan applications to us or from whom we acquire originated loan applications; or

•	fraud by our employees or other persons in activities such as origination or borrower payment processing.

          If we fail to comply with any of the above requirements, we could incur penalties or lose the federal guarantee on some or all of our FFELP loans. In addition, even if we comply with the above requirements, a failure to comply by third parties with whom we conduct business may be attributable to us and result in us incurring penalties or losing the federal guarantee on some or all of our FFELP loans. If we experience a high rate of servicing deficiencies, we could incur costs associated with remedial servicing, and, if we are unsuccessful in curing such deficiencies, the eventual losses on the loans that are not cured could be material. An additional consequence of servicing deficiencies would be loss of our Exceptional Performer Status. Failure to comply with these laws and regulations could result in our liability to borrowers and potential class action suits.

          We reserve against potential denied guarantee claims stemming from failures to comply with requirements. As of September 30, 2004, we reserved $75,000. Our actual loss experience on denied guarantee claims historically has not been material to our operations, but the impact on us could become material if denied guarantee claims were to increase substantially in future periods. In 2002, we lost $32,000 and, in 2003, we lost $8,000 due to denied guarantee claims. Year-to-date losses through September 30, 2004 total $4,000.

We have only recently begun retaining a significant portion of the loans we originate in our portfolio and servicing loans and we cannot predict whether we will suffer losses as a result of the performance of our assets and operations over the long term.

     We were formed in June 1998. Prior to 2002, we did not retain in our portfolio a significant amount of the loans we originated. We retained approximately 51%, 50% and 21% of the FFELP loans we originated in the first nine months of 2004 and the full years 2003 and 2002, respectively. Although we believe that the retained loans are valuable assets, due to their long duration and high quality (due to the federal guarantee), we cannot assure you that over the long term our earnings from retaining loans in our portfolio will exceed the value of the income we would have received from selling those loans. The loans retained in our portfolio may be repaid prior to maturity which would reduce the amount of interest we earn and expose us to reinvestment risk. Moreover, the loans retained in our portfolio could perform poorly in the future and our allowance for loan losses could be insufficient, which could materially reduce our earnings and impair our ability to access the asset-backed securitization market in the future on favorable terms.

     In addition, we only began servicing loans in April 2003, following our acquisition of SunTech. Although SunTech has been in business for more than 15 years and has serviced a significant portion of the loans we have originated since our formation in 1998, we have operated as a vertically integrated company offering loan servicing for only one year. If SunTech does not perform at the level of its historical performance, our business and results of operations could be materially adversely affected.

Our quarterly results of operations have varied significantly in the past and are expected to continue to do so, which may cause our stock price to fluctuate.

     Our quarterly results of operations have varied significantly in the past and are expected to continue to do so in the future. Over the past two fiscal years, our quarterly income (loss) before income tax provision (benefit) and accretion of dividends on preferred stock has ranged from a low of a $13.5 million loss in the second quarter of 2003 to a high of $18.2 million of income in the third quarter of 2002. In addition, over this period, our quarterly originations as a percentage of total annual originations have ranged from a low of 9.4% to a high of 36.4%. The market price of our common stock may decline significantly if our future quarterly results of operations fall below the expectations of securities or industry analysts or investors.

     Our quarterly results of operations in any period will be particularly affected by the amount and timing of our loan sales. Because we target a percentage of our loan originations to be retained on an annual, rather than quarterly basis, our quarterly results of operations will fluctuate. A number of additional factors, some of which are outside of our control, will also cause our quarterly results to fluctuate, including:

•	an increase in loan consolidation in November and December, as a result of the expiration of the six-month grace period;

•	the effects of the July 1 reset in borrower interest rates. We give borrowers who complete loan applications during the second quarter the option to fund their loans prior to July 1, when the old rate is effective, or after July 1, when the new rate is effective. Accordingly, if any year’s borrower rate decreases over the prior year’s borrower rate, the origination of a significant portion of the loan applications completed in the second quarter will be shifted to the third quarter; conversely, if any year’s borrower rate increases from the prior year’s borrower rate, a higher percentage of completed applications will be originated in the second quarter.

•	seasonal patterns affecting private in-school loans, primarily an increase in private in-school loan originations in the third and fourth quarter as students obtain loans to pay tuition, and a decrease in private in-school loan activity in the second quarter;

•	seasonal patterns affecting marketing expenses, as we generally market most heavily in the second and third quarters of the year in an effort to inform recent college graduates of their consolidation options and offer private in-school loans to students paying tuition;

•	the impact of general economic conditions;

•	changes in interest rates; and

•	the introduction of new product offerings.

          We forecast the volume and timing of our loan originations for our operational and financial planning on the basis of many factors and subjective judgments. Therefore, failure to generate originations according to our expectations in a particular quarter could materially decrease our net income for that quarter and the next, at a minimum.

“Do not call” registries may limit our ability to market our products and services.

          Our direct marketing operations are subject to various federal and state “do not call” list requirements and may become subject to additional state “do not call” list requirements. The Federal Trade Commission has recently amended its rules to provide for a centralized national “do not call” registry. Under these new federal regulations, consumers may have their phone numbers added to the national “do not call” registry.

          Generally, we are prohibited from calling anyone on that registry unless we have an existing relationship with that person. We also are required to pay a fee to access the registry on a quarterly basis. Federal enforcement of the “do not call” provisions began in the fall of 2003, and the rule provides for fines of up to $11,000 per violation and other possible penalties. This rule may restrict our ability to market effectively our products and services to new customers. Furthermore, compliance with this new rule may prove difficult, and we may incur penalties for improperly conducting our marketing activities. In addition, failure to comply with the terms of this new rule could have a negative impact on our reputation.

          Forty-three states have “do not call” rules. Twenty-seven states use the national “do not call” registry and sixteen states maintain their own “do not call” registry. The states have varying penalties and fines for noncompliance. Compliance and coordination with these state lists and with federal lists may prove difficult and we may incur additional penalties for failure to comply with any of these lists, which could also have a negative impact on our business.

We derive a significant portion of our fee income under a small number of forward purchase agreements, and if we are not able to retain these agreements, or if our counterparties under these agreements reduce their willingness to acquire originated loans from us, our net revenue would be reduced and our results of operations would suffer.

          We enter into forward purchase agreements with financial institutions who agree to purchase and require that we sell to them, a portion of the FFELP consolidation loan applications we originate. We also enter into forward purchase agreements with financial institutions who agree to purchase all of the private consolidation applications we originate. Under these agreements, which are typically one- to three-year agreements, we generate loan applications that are then forwarded to partnering financial institutions over pre-determined periods of time and for agreed upon fees. Three of our forward purchase agreements accounted for approximately 72.5% and 84.5% of our fee income and 60.5% and 55.2% of our net revenue in fiscal 2003 and the first nine months of fiscal 2004, respectively. Revenue under our largest forward purchase agreement represented 43.4% and 54.9% of our fee income and 36.2% and 35.8% of our net revenue for fiscal 2003 and the first nine months of fiscal 2004, respectively. We may not be able to retain or renew our key forward purchase agreements or our counterparties may decrease the level of originated loans they are willing to acquire from us. If a large forward purchase contract were cancelled or not renewed and not replaced, our fee income would significantly decline, and the loss of or a significant reduction of purchases by, one or more of our significant forward purchase agreement counterparties could materially adversely affect our business, operating results and financial condition. We can provide no assurance that we will be able to renew these agreements or that suitable replacements can be found at acceptable rates or on acceptable terms.

Our inability to maintain relationships with our eligible lender or with lenders that originate our private loans could have a material adverse effect on our ability to sustain or increase our business.

          When we originate FFELP loans on our own behalf or when we acquire FFELP loans from others, we engage The Bank of New York as our “eligible lender,” as defined in the Higher Education Act, to act as our trustee to hold title to all such originated and acquired FFELP loans. This eligible lender trustee holds the legal title to our FFELP loans, and we hold 100% of the beneficial interests in those loans. If we are unable to renew our contract with The Bank of New York, or if the contract is terminated, we would have to find another institution to serve as our eligible lender. We can provide no assurance that we will be able to renew this contract or that a replacement eligible lender can be found at acceptable rates or on acceptable terms.

          Moreover, we have a relationship with a lender for whom we market and facilitate the origination of private in-school loans. The number of financial institutions willing to originate and finance these private in-school loans will be a significant factor in the growth of this market. As the market is less mature than that for federally guaranteed loans, there are, at present, fewer institutions originating and acquiring these loans. Accordingly, we can provide no assurance that we will be able to renew this contract or that suitable replacements could be found or that we will find additional lenders willing to finance the volume of private loans that we may seek to market or originate.

          Any failure to maintain or replace contractual relationships with these financial institutions or lenders could seriously impair our ability to originate loans and generate revenue from originated loans, and to sustain or increase our business.

If we are unable to increase our private education loan originations and expand our channels of distribution as we plan, our business may not grow.

          Our strategy includes increasing the amount of private loans we originate or whose origination we facilitate, as well as expanding our channels of distribution. We have much more limited experience in these products and channels than in our business of marketing and originating FFELP consolidation loans through our DTC channel. In connection with these strategies, we have invested and will continue to invest resources in market research and technology and have hired and trained and will continue to hire and train additional personnel, when necessary. If these strategies are not successful, our earnings may be adversely affected.

We may not be able to successfully make acquisitions or increase our profits from these acquisitions.

          We intend to pursue continued growth through acquisitions in the education finance industry. Such an acquisition strategy includes certain risks. For example:

•	we may be unable to identify acquisition candidates, negotiate definitive agreements on acceptable terms or, as necessary, secure additional financing;

•	we may encounter unforeseen expenses, difficulties, complications or delays in connection with the integration of acquired entities;

•	we may fail to achieve acquisition synergies;

•	our acquisition strategy, including the focus on the integration of operations of acquired entities, may divert management’s attention from the day-to-day operation of our businesses;

•	acquired loan or servicing portfolios may have unforeseen problems; or

•	key personnel at acquired companies may leave employment.

          In addition, we may compete for certain acquisition targets with companies having greater financial resources than us. We cannot assure you that we will be able to successfully make future acquisitions or what effects those acquisitions may have on our financial condition and results of operations. Inherent in any future acquisition is the risk of transitioning company cultures and facilities. The failure to efficiently and effectively achieve such transitions could have a material adverse effect on our financial condition and results of operations, particularly during the period immediately following any acquisitions.

          We anticipate that we would finance potential acquisitions through cash provided by operating activities and/or borrowings, which would reduce our cash available for other purposes and our debt capacity, as well as our debt service requirements. We cannot assure you, however, that we would be able to obtain needed financing in the event acquisition opportunities are identified. We may also consider financing acquisitions by issuing additional shares of common stock to raise capital or as consideration, which would dilute your ownership.

Our inability to maintain our relationships with third parties for whom we service loans could reduce our net income.

          Our inability to maintain strong relationships with servicing customers could result in loss of loan servicing volume generated by some of our loan servicing customers. We cannot assure you that these relationships will continue. As of December 31, 2003 and September 30, 2004, approximately 69.4% and 61.7%, respectively, of the loans we serviced were owned by third parties. Of these, a majority are governed by agreements with terms of three years or less. To the extent that our third-party servicing clients reduce the volume of education loans that we service on their behalf, our income would be reduced, and, to the extent the related costs could not be reduced correspondingly, our net income could be reduced. We might lose third-party servicing volume for a variety of reasons, including if our third-party servicing clients begin or increase internal servicing activities, shift volume to another service provider, exit the FFEL Program completely or if we fail to comply with applicable laws and regulations. The loss of such loan servicing volume could result in an adverse effect on our business.

If loan applications for federally guaranteed loans that we sell are subsequently found to be ineligible for the federal guarantee, we may be required to purchase such loans and reimburse the DOE for certain fees.

          Pursuant to the terms of our forward purchase agreements, FFELP loans that we originate must comply with all applicable laws and regulations and must be eligible for federal guarantee. A portion of the loan applications that we originate and sell are generated by third-party marketing entities with whom we have marketing contracts. If any of the loan applications that we sell under our forward purchase agreements, whether marketed by us or by a third-party marketer, are deemed ineligible for federal guarantee by a guaranty agency, we may be obligated to purchase those loans. We would also be required to reimburse the DOE for fees associated with those loans. Prior to 2001, a portion of the loan applications we originated were generated by referrals from collection agencies, including approximately $3.9 million in principal amount of loans generated by referrals from the Valley Acceptance Corporation. Individuals associated with Valley Acceptance have been charged with improper processing of loans, including loan applications which we originated and sold to third parties. To date, a small number of claims relating to these loans have been returned to us by the applicable guarantee agency, and, accordingly, we may be required to purchase these loans and reimburse the DOE for the associated fees. If any loan applications which we originated are found to be ineligible for federal guarantee after they are funded, including loans referred by other third-party marketers, we may be required to purchase additional loans in the future and reimburse the DOE for the associated fees which could have an adverse effect on our results of operations.

We could experience cash flow problems if a guaranty agency defaults on its guarantee obligation.

          A deterioration in the financial status of guaranty agencies, which are private not-for-profit organizations or state agencies, or in their ability to honor guarantee claims on defaulted student loans could result in a failure of these guaranty agencies to make their guarantee payments in a timely manner, if at all. If the DOE has determined that a guaranty agency is unable to meet its guarantee obligations, we may submit claims directly to the DOE, and the DOE would be required to pay the full guarantee claim. In such event, payment of the guarantee claims may not be made in a timely manner, which could adversely affect our liquidity.

Fluctuations in interest rates may materially and adversely affect our net income.

     Because we expect to generate a significant portion of our earnings from the difference, or spread, between the yield we receive on our portfolio of loans and the cost of financing these loans, changes in interest rates could have a material effect on our results of operations. Substantially all the loans in our portfolio are FFELP consolidation loans which bear interest at a fixed rate, however, the yield we receive is the higher of the fixed rate or a variable rate determined under the FFEL Program. For consolidation loans in our portfolio, the FFELP-determined variable rate is 2.64% over the 91-day financial commercial paper rate. Substantially all interest costs on our debt obligations are determined based upon LIBOR, commercial paper or the result of auctions. Using the portfolio as of December 31, 2003 and September 30, 2004, and assuming normal portfolio payment patterns for the following 12-month period, an increase in interest rates of 200 basis points would decrease our net interest income for that period by approximately $20.3 million and $16.2 million, respectively and an increase in interest rates of 100 basis points would decrease our net interest income for that period by approximately $13.5 million and $10.0 million, respectively, while a corresponding decrease in these interest rates of 100 basis points would increase our net interest income for that period by approximately $21.8 million and $20.5 million, respectively. Changes in interest rates, the composition of our loan portfolio and derivative instruments will impact the effect of interest rates on our earnings, and we cannot predict any such impact with any level of certainty. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Interest Rate Risk”.

The effect of our borrower benefit programs may adversely affect our net interest income.

          Our borrower benefit programs, which reduce the interest rates borrowers pay on their loans, could significantly reduce our net interest income. We offer borrower benefits as incentives to attract new borrowers and to improve our borrowers’ payment behavior. One incentive program reduces a borrower’s interest rate by 0.25% per annum for so long as the borrower makes monthly payments through automatic deductions from his or her checking or savings account. Approximately 30% of our borrowers currently participate in this program. In addition, we offer borrowers an on-time incentive program that reduces their interest rates by 1.00% per annum after they have made their initial 36 payments on time and for so long as they continue to make subsequent payments on time. Although the on-time program has not been in place for sufficient time to have had any impact on our net interest income, our borrower benefits will in the future reduce the yield on our loan portfolio and reduce our net interest income. In addition, competition may cause us to modify or add other borrower benefit programs.

Our derivative instruments may not be successful in managing our interest rate risk and failure of counterparties to perform under certain derivative instruments could harm our business.

          When we utilize derivative instruments, we utilize them to manage our interest rate sensitivity. Although we do not use derivative instruments for speculative purposes, our derivative instruments do not meet the criteria set forth in Statement of Financial Accounting Standards, or SFAS, No. 133, Accounting for Derivatives Instruments and Hedging Activities, which allow offset of the changes in the fair value of the derivative instrument against the effects of the changes in the hedged item in the statement of income. Therefore, we only mark-to-market the derivative instruments with changes reflected in the income statement. The derivative instruments we use are typically in the form of interest rate swaps and interest rate caps, which have a duration of between twelve and twenty-four months. Our interest rate hedging strategy is designed to address fluctuations in the short term, rather than the long term. Developing an effective strategy for dealing with movements in interest rates is complex, and no strategy can completely insulate us from risks associated with such fluctuations. In addition, a counterparty to a derivative instrument could default on its obligation, thereby exposing us to credit risk. Further, we may have to repay certain costs, such as transaction fees or brokerage costs, if a derivative instrument is terminated by us. As a result, we cannot assure you that our economic hedging activities will not have an adverse impact on our results of operations or financial condition.

If we fail to renew our warehouse facility and revolving line of credit, our liquidity and results of operations could be adversely affected.

          Our primary funding needs are those required to finance our loan portfolio and satisfy our cash requirements for acquisitions, operating expenses and technological development. We rely upon a conduit warehouse facility to support our funding needs on a short-term basis. The term of the facility is one year, and it is renewable at the option of the lender and may be terminated at any time for cause. Currently, the aggregate short-term availability under our warehouse facility is $750 million. There can be no assurance that we will be able to maintain such conduit facility, increase the availability under such facility or find alternative funding, if necessary. Our revolving line of credit may be terminated at any time upon the occurrence of an event of default. Unavailability of warehouse or revolving financing sources may subject us to the risk that we may be unable to meet our financial commitments to borrowers and creditors when due, unless we find alternative funding mechanisms. If the availability under our warehouse facility were to decrease or terminate, our ability to retain loans could be adversely affected, which could adversely affect our results of operation on a short- and/or long-term basis.

If we are unable to access the asset-backed securitization market, which we rely on for substantially all our long-term funding of loan originations, our liquidity and results of operations could be adversely affected.

          We have begun to rely upon, and expect to rely increasingly upon, asset-backed securitizations as our most significant source of long-term funding for our loan portfolio. We have issued approximately $4.0 billion in asset-backed notes since 2001. Our access to the asset-backed securitization market is subject to conditions in the asset-backed securitization market over which we have no control. If the loans in our securitizations perform poorly, our ability to access the asset-backed securitization market may be impaired or the terms of future securitization may be more costly. If our access to the asset-backed securitization market were to decrease, we would have to find other methods to finance our loan originations on a long-term basis or be required to sell a larger portion of our originated loan applications either of which option, if available, may be less favorable than the asset-backed securitization market has been historically. In such event, our liquidity and results of operations could be adversely affected on a short- and/or long-term basis.

Our right to receive cash in excess of the principal balance of the loans funded from our securitizations is limited by their terms and performance.

          As part of our securitization transactions since 2002, we borrowed funds in excess of the principal balance of the loans included in the applicable securitization transactions. A portion of these additional funds was used to repay other indebtedness and to fund our operations. We are also entitled to receive excess spread from securitizations in the future, generally after the principal balance of the loans and restricted cash held in the securitizations equals the outstanding indebtedness. We currently expect to receive excess spread from our November 2001, February 2003 and November 2003 issuances in September 2006, October 2005 and April 2008, respectively. However, our rights to cash flows from securitized loans are subordinate to noteholder interests, and these loans may fail to generate any cash flows beyond what is due to pay noteholders. Moreover, the cash generated from these loans may be restricted by these securitization vehicles for certain periods. Accordingly, adverse developments in the performance of our current and future securitizations could adversely affect our liquidity and cash flows.

Higher rates of prepayments of student loans could reduce our profits.

          Pursuant to the Higher Education Act, borrowers may prepay loans made under the FFEL Program at any time. Prepayments may result from consolidating student loans, which has historically tended to occur more frequently in low interest rate environments, from borrower defaults, which will result in the receipt of a guarantee payment and from voluntary full or partial prepayments, among other things. The rate of voluntary prepayments of student loans may be influenced by a variety of economic, social and other factors affecting borrowers, including interest rates, the availability of alternative financing and legislative changes. Any legislation that permits borrowers to refinance existing consolidation loans at possibly lower interest rates could significantly increase the rate of prepayments on our student loans. In certain circumstances, borrowers may be eligible to consolidate a FFELP consolidation loan, such as obtaining subsequent Stafford or PLUS loans and consolidating them with previous FFELP consolidations. Such higher loan prepayments reduce the amount of cash generated in our securitizations, which, as described above, would adversely affect the amount of excess cash we receive from securitizations. In addition, loan prepayments generally result in a reduction in aggregate net interest income over the life of the loan.

If auctions for our auction-rate asset-backed notes are not successful, our cost of funding will increase and future securitizations may become more costly.

          The interest rates on certain of our asset-backed securities are set and periodically reset via a “dutch auction” utilizing remarketing agents for varying intervals ranging from seven to 91 days. Of our $4.2 billion of asset-backed notes and lines of credit outstanding at September 30, 2004, 49.1% bear interest at rates based on auction rates. If there are insufficient potential bid orders in the auctions to purchase all of the notes offered for sale or being repriced, we could be subject to interest costs substantially above the anticipated and historical rates paid on these types of securities. A failed auction or remarketing could also reduce the investor base of our future securitizations and other financing and debt instruments.

Future losses due to defaults on loans held by us present credit risk which could adversely affect our earnings.

          As of September 30, 2004, 100% our loan portfolio was comprised of FFELP loans. These loans typically benefit from a federal guarantee of 98% of their principal balance and accrued interest. We bear full risk of losses experienced with respect to the 2% non-guaranteed portion of the loans. In May 2004, the DOE awarded us Exceptional Performance status. As a result, the FFELP loans in our portfolio benefit from a federal guarantee of 100% of the unpaid principal and accrued interest for the twelve month period ending May 31, 2005, however there can be no assurance that this designation will be extended beyond that date.

          The performance of the FFELP loans in our portfolio is affected by the economy and other factors outside of our control, and a prolonged economic downturn may have an adverse effect on the credit performance of these loans. While we provide allowances estimated to cover losses that may be experienced in our loans that are federally guaranteed under the FFEL Program, there can be no assurance that such allowances will be sufficient to cover actual losses in the future, particularly since we do not have a long history of holding these loans. Increases in losses in excess of our allowance could adversely affect our results of operations in the future.

Access to alternative means of financing the costs of education may reduce demand for government guaranteed and private education loans.

          The demand for government guaranteed and private education loans could weaken if borrowers use other sources of funds to finance their post-secondary education. These sources include, among others:

•	home equity loans or lines of credit, under which families borrow money based on the value of their real estate;

•	Federal Direct Loan Program loans, if the DOE or schools increase the education loans available through the FDL Program;

•	pre-paid tuition plans, which allow students to pay tuition at today’s rates to cover tuition costs in the future;

•	529 plans, which are state-sponsored investment plans that allow a family to save funds for education expenses; and

•	education IRAs, now known as Coverdell Education Savings Accounts, under which a holder can make annual contributions for education savings.

          If demand for government guaranteed or private education loans weakens, we would experience reduced demand for our products and services.

Competition from other originators, lenders and servicers and competition created by the Federal Direct Loan Program may materially adversely impact our business.

          We face significant competition from SLM Corporation, the parent company of Sallie Mae. SLM Corporation originated $15.2 billion of education loans through its preferred channel in 2003, services nearly half of all outstanding FFELP loans and is the largest holder of education loans, with a managed portfolio of approximately $97 billion as of September 30, 2004. We also face intense competition from other education-related entities, such as Education Lending Group and College Loan Corporation. As we seek to further expand our business, we will face numerous other competitors, many of which will be well established in the markets we seek to penetrate. Some of our current and potential competitors are much larger than we are, have better name recognition than we do and have greater financial and other resources than we do. Several of these competitors have large market capitalizations or cash reserves and are better positioned to acquire companies or portfolios in order to gain market share than we are. Consequently, such competitors may have more flexibility to address the risks inherent in the education finance business. Finally, some of our competitors are tax-exempt organizations that do not pay federal or state income taxes. As a result of their tax-exempt status, these organizations may have access to a lower cost of funding their education loans than we do. These factors could give our competitors significant advantages.

          In 1992, Congress created the William D. Ford Federal Direct Loan Program, which we refer to as the FDL Program or the FDLP. Under the FDL Program, the DOE makes loans directly to student borrowers through the educational institutions they attend. FDL loans are available to students only if the institution they attend participates in the FDL Program. The volume of student loans made under the FFEL Program and available for us to originate may be reduced to the extent loans are made to students under the FDL Program.

Failures in our information technology system could materially disrupt our business.

          Our servicing and operating processes are highly dependent upon our information technology system infrastructure, and we face the risk of business disruption if failures in our information systems occur, which could have a material impact upon our business and operations. We depend heavily on our own computer-based data processing systems in servicing both our own loans and those of third-party servicing customers. Problems or errors may occur in the future in connection with the conversion of newly originated and acquired loans to our platform. If servicing errors do occur, they may result in a loss of the federal guarantee or interest penalties on the FFELP loans that we service or in a failure to collect amounts due on the student loans that we service as well as the loss of our Exceptional Performance Status. A major physical disaster or other calamity that causes significant damage to our information systems could adversely affect our business. Additionally, loss of our information systems for a sustained period of time could have a negative impact on our performance and ultimately on our cash flow in the event we were unable to process borrower payments.

If we fail to comply with governmental regulations relating to our private loan business, our business and results of operations could be adversely affected.

          We are expanding our private loan business and currently originate and facilitate the origination of private loans for third parties. The origination of private loans is subject to federal and state consumer protection laws and regulations, including state usury and disclosure laws and related regulations, and the Federal Truth in Lending Act. These laws and regulations impose substantial requirements upon lenders and their agents and servicers involved in consumer finance. Failure to comply with these governmental regulations could have an adverse effect on our business and results of operations.

If we become subject to the licensing laws of any jurisdiction or any additional government regulation, our compliance costs could increase significantly.

          In addition to being subject to certain state and federal consumer protection laws, which may change, we are currently licensed as telemarketers in two states. We could also become subject to other licensing laws due to changes in existing federal and state regulations. As a result, we could be required to (1) implement additional or different programs and information technology systems, (2) meet new licensing capital and reserve requirements or (3) incur additional administrative, compliance and third-party service costs. Furthermore, we could become subject to licensing laws in other states if we engage in licensable activities in the future. This includes the risk that even if we were not physically present, a state could assert jurisdiction over our operations for services we provide through the mail, by phone, through the Internet or by other remote means. Our failure to comply with such requirements could subject us to civil or criminal penalties and could curtail our ability to continue to conduct business in that jurisdiction. Moreover, compliance with such requirements could involve additional costs. Either of these consequences could have a material adverse effect on our business.

          Additionally, other organizations with which we work are subject to licensing and extensive governmental regulations, including truth-in-lending laws and other consumer protection regulations. From time to time we have, and we may in the future, become responsible for compliance with these regulations under contractual arrangements with our clients. If we fail to comply with these regulations, we could be subject to civil or criminal penalties.

A failure to obtain trademark registrations and potential trademark infringement claims could cause us to incur additional costs and impede our marketing efforts.

          We believe that our success depends to a degree upon our ability to develop and maintain awareness of our corporate identifiers and brand names. We have applied for a U.S. service mark registration to protect our corporate name and will continue to evaluate the registration of additional service marks and trademarks, as appropriate. We cannot guarantee that any of our pending applications will be approved by the applicable governmental authorities, and we are aware that one of our applications has initially been rejected and is now under appeal. We may be subject to claims of alleged infringement of the trademarks or other intellectual property rights of third parties. Any such claims, whether or not meritorious, could result in litigation and divert the efforts of our personnel. Moreover, should we be found liable for infringement, we may be required to enter into licensing agreements (if available on acceptable terms or at all) or to pay damages and to cease using certain names or identifiers. Any of the foregoing could cause us to incur additional costs and impede our marketing efforts.

Failure to comply with restrictions on inducements under the Higher Education Act could harm our business.

          The Higher Education Act generally prohibits a lender from providing inducements to educational institutions or individuals in order to secure applicants for FFELP loans. However, the DOE permits de minimis gifts in connection with advertising FFELP loans. If the DOE were to change its position on these matters, this could potentially result in the DOE imposing sanctions upon us if we fail to adapt our policies to comply with the new guidelines, and such failure could impact our business.

          We have also entered into various agreements to use marketing lists of prospective borrowers from sources such as associations. On occasion, we pay to acquire these lists and for completed loan applications resulting from these lists. We believe that such arrangements are permissible and do not violate restrictions on inducements, as they fit within a regulatory exception recognized by the DOE for generalized marketing and advertising activities. The DOE has provided subregulatory guidance that such arrangements do not raise any improper inducement issues, since such arrangements fall within the generalized marketing exception. If the DOE were to change its position, this could hurt our reputation and potentially result in the DOE imposing sanctions on us. These sanctions could negatively impact our business.